Exhibit 99.3
Press Conference

"Infosys Limited

Q2 FY25 Media Conference Call"

October 16, 2025

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

Associate Vice President and Global Head - Corporate Communications

journalists

Ritu Singh

CNBC TV18

Jude Sannith

ET Now

Uma Kannan

Deccan Herald

Beena Parmar

The Economic Times

Jas Bardia

Mint

Veena Mani

The Times of India

Rukmini Rao

Fortune India

Sanjana B

The Hindu BusinessLine

Rishi Basu

A very good evening, everyone, and thank you for joining Infosys' second quarter financial results. My name is Rishi and on behalf of Infosys, I would like to welcome all of you. As always, we request one question. And with that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. Good afternoon. Welcome everyone to the campus here, and welcome to our press conference event. We had a strong performance in Q2. Our revenues for the quarter grew 2.2% sequentially and 2.9% year-on-year in constant currency terms. Our operating margin was 21%. Our large deals were at $3.1 bn, out of which 67% was net new work.

In addition, we announced a mega deal worth $1.6 bn after the close of the quarter, but before our results announcement. We have added 8,000 employees during the quarter. Our client interactions are showing a strong focus on deploying AI across the enterprise, both for growth and for cost efficiency programs.

In doing this, we are continuing to scale our team of forward deployed engineers. With a strong performance in Q2, we changed our revenue growth guidance for the financial year. The new guidance is growth between 2% and 3% in constant currency terms for the full year. And our operating margin guidance remains the same as in the past quarter at 20% to 22% for the full year. With that, let us open it up for questions.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. The first question is from Ritu Singh from CNBC TV18.

Ritu Singh

Thank you. Hi Salil. Hi Jayesh. Salil, firstly, on the guidance, the fact that you have tightened it, but not really increased it, from 1% to 3%, you have gone to 2% to 3%. And with a 2.2% growth this quarter as well, at the current run rate, you will at most have a flat growth for the rest of the year for Q3 and Q4 with the current guidance, you will easily get to the top end.

So I wanted to understand, are you not seeing a meaningful recovery, especially when it comes to your Manufacturing, Retail, these kind of verticals? What kind of headwinds do you continue to see? Because for Infosys, the contribution to revenues is slightly larger than that of peers. That was one.

Also on the H-1B visa issue, if you could give us some details on how many employees you deployed on this visa for this year and the previous maybe a couple of years? And whether you see now this as being something unviable, sending freshers on H-1B visas to work in the U.S.

If I may also ask, your peers like HCL Tech have also started to quantify their AI revenues. We have been asking you this for several quarters now, and we understand AI cuts across services and sectors. Could you give us a sense of what exactly you are seeing there? And finally, the Versent Group acquisition, what exactly was the contribution to revenues and whether you are looking at further M&A in the region or outside? Thank you.

Salil Parekh

So let me start, and Jayesh will add in a couple of things. First, on the guidance and the environment. So in the guidance, typically, second half of the year is slower than the first half. That is the normal pattern. So we have continued with that pattern. Having said that, we have seen good traction, and that is how we have actually increased the guidance.

The previous guidance was 1% to 3%, and now it is 2% to 3%. So, in a sense, we have much more confidence with the lower end being increased in what we see into the outlook for the year.

In terms of the specific industries you mentioned, we had a good performance in Manufacturing, in Financial Services. We still see constraints in Retail. We do see a good pipeline there, and we will see how that plays out in the coming quarters. Keeping all those things in mind and the global environment in terms of the macro, we decided to keep the guidance at 2% to 3% with all of those factors that I mentioned.

On the H-1B visa, what we have shared in the past, what we have shared recently, first, our U.S. workforce, the number of people that require Infosys sponsorship for immigration is a minority. So, the majority of the people do not require it from our perspective.

Second, we have built a large number of centers and hubs, which are focused on digital, on innovation, on technology and AI in the U.S. We have relationships with universities. We have a training facility there. With all of that in mind, we are clear today that we will work with our clients without any disruption to their services and into the future. We do not have any specific information to share on the numbers that you had suggested.

Ritu Singh

When you say a minority was dependent on the H-1B visa, could you give us in percentage terms, how many of your employees that you were sending abroad were on these visas? And when you say there will not be any disruption, how exactly would that play out?

Salil Parekh

So there, we do not share the specific numbers, but the majority of our employees in the U.S. are employees who do not require any Infosys immigration support. The way we are working with our clients, we reached out to each of them and made sure that we see and they see how their delivery continuity becomes on track and remains the way it is right now.

Then on Versent, so first, there is nothing in this quarter. They are going through regulatory approvals and so on which is a normal process. We anticipate it would come sometime in the coming months. Yes, we are very much looking at other acquisitions. We have a good pipeline. We do not know when those will materialize, but there are some opportunities there which we are looking at.

Ritu Singh

Sorry, the question on Versent was going forward, what kind of contribution to revenue do you expect? And in M&A, what are the areas? What are the geographies where you are looking to fill the gaps?

Salil Parekh

On the contribution, we do not have anything to share now. When it closes, we will be in a position to give that information. Is there anything more on Versent?

Jayesh Sanghrajka

I think we have given the last year's numbers of Versent already in the Stock Exchange filings that we did last time when we announced that. So you can make an estimate based on that. But just to add to what Salil was saying on the guidance as well, if you look at the commentary last time when we gave a guidance, we very clearly said that the upper end of the guidance is where we are expecting stability in the environment and the lower end of the guidance is where we are expecting worsening in the environment.

As we stand today, the environment still remains uncertain. And despite that, on the back of Q2 performance, we have tightened our guidance, where again, we are very clearly saying that at the lower end, we expect the worsening of the environment and the upper end, we are expecting stability in the environment.

Salil Parekh

On AI, I think we are scaling up massively on AI. We have a large team of FDEs. We are doing a lot of projects on enterprise AI with clients, on growth, which is focused, like in the sales function or marketing function, on cost, which is focused on many of their processes, optimizing them on customer service, on code development.

So, there is a broad set of AI work that we are doing with our clients. There is a large number of clients for which Infosys is today the AI partner of choice. So we are going quite well. We have strong partnerships with a lot of different large tech companies. We believe there is a huge amount of opportunity in the enterprise AI space. And with our experience on how to navigate within the enterprise landscape, we are quite well positioned to help with that.

Rishi Basu

Thank you. The next question is from Jude from ET Now.

Jude Sannith

Hi Salil, good to meet you here and congratulations on that performance. You spoke about scaling up on the AI front. Could I get you to throw some light on what those specific deals are like? What is the AI order book shaping up to be at this point in time?

And more importantly, what will your hiring trends be like for the rest of FY'26? And I know for a fact that you have the confidence, which is why you have raised the lower end of the guidance, but what is the overall demand environment shaping up to be like for the fiscal?

Salil Parekh

So on AI, I think what we see today is a lot of interest where there is deep work going on, whether it is on a specific knowledge process or it is in credit risk or there is work doing on software development or there is work going on, on customer service. So a broad area of AI projects that we are working on.

In some cases, we are working across an enterprise on transforming that enterprise from an AI perspective and making them the leading enterprise in their industry in AI. So good traction there. In fact, we have more and more of this that we want to start to share in the sense of what are the approach that we are taking, how it is working, and you will see that as we go through in the next few months.

On the environment, as Jayesh was sharing, the environment is still uncertain. And what we see today is some changes in where the global environment macro is looking. We still see in some of our large markets that there is growth, but there is also some inflation, there is job creation, which is constrained.

In some other markets, there are cost constraints, some industries are seeing that. So that is a mix. Equally, we are seeing a lot of strength, for example, in Financial Services our client base is doing very well. We see extremely good growth. We have seen good growth in Manufacturing in this quarter. We have a portfolio where we are across all of these different industries, which helps us to deliver the kind of performance that we have delivered for this quarter.

Jayesh Sanghrajka

So if you look at our hiring for this quarter, our net addition is already at 8,000. We had given a guidance in terms of the fresh hiring for the year, and we had said 20,000 is what we expect. We have hired in the first half, 12,000-plus freshers already. So we are well on our track to hire close to 20,000 this year.

Rishi Basu

Thank you. The next question is from Uma Kannan from Deccan Herald

Uma Kannan

Good evening. In the last couple of years, Europe has been constantly outperforming for you. So what are the factors driving that? And can you give us some update on Project Maximus and its impact on your performance? And one more on fresher hiring, have you on-boarded all freshers whom you have offered?

Salil Parekh

On the Maximus and the hiring, Jayesh will come back. On Europe, I think Europe has done extremely well for us. We made some good investments in different countries across Europe. We have seen also, especially in the time you mentioned the past 2 years, there has been a lot of opening up of companies in Europe in different countries to looking at the sort of services that we are offering to, looking at both transformation and cost efficiency. And there, we have played quite well in those markets.

Having said that, we still see the U.S. market is also a very good market, and we will continue to grow. We will continue to make acquisitions. We will continue to invest in both of those markets and other markets around the world.

Jayesh Sanghrajka

Yes. So on hiring, as I said earlier, we have hired net 8,000 employees, and we have hired 12,000 freshers this half already, and they are already being on-boarded as we speak. In terms of Project Maximus, I think Project Maximus is continuing to deliver. If you look at last year, we expanded margins by 50 basis points despite multiple headwinds, including compensation related. We had a higher variable pay. We had impact coming from the acquisition and multiple mega deals that we signed in the year before, they were ramping up.

So we absorbed all of those headwinds and we were able to expand margin by 50 basis points. Even this quarter, if you look at, we expanded margin by 20 basis points sequentially and the Project Maximus has delivered 30 basis points out of that, where pricing gave us a tailwind and that was offset by higher subcon and lower onsite utilization. So the project is in works.

Rishi Basu

Thank you. The next question is from Beena Parmar from The Economic Times.

Beena Parmar

Salil, you have seen some reduction in your contribution from your top 5 and 10 clients. Could you give us some sense why that is happening? And how do you see that in the next 2 quarters? And in terms of the hiring, what sort of outlook do you have overall for, say, campus and off-campus hiring, especially because of the way things are moving, while deal pipeline has been strong, market continues to remain uncertain.

And secondly, in terms of the pipeline, where is the growth -- where is the deal pipeline coming from? Which sectors is it coming from and which geographies? And lastly, in terms of the margins, what are the levers given that you have already done with your wage hikes and you also plan to onboard freshers?

Salil Parekh

So let me start with the pipeline view and some of the others, Jayesh will look at, so you can combine those. So our pipeline remains very strong right now on large deals. What we are seeing is a lot of our clients are quite focused on cost optimization, consolidation. We are benefiting from consolidation plays, on automation and on using AI for efficiency.

That is the big focus that we see from our clients across industries, and I will come to the specific industries. And then we see some attention to using AI for some of their growth activities and what we can do with an AI transformation.

Now, within all of that, we see some of our industry segments with the pipeline doing well. There are some places, for example, in Financial Services, where we see good traction with clients. We see good traction in Manufacturing. Our pipeline in Retail is looking good, and we are looking to see how that can be now converted. The overall sentiment though is a good large deal pipeline with a view to much more focus on cost efficiency and automation and those types of activities.

Jayesh Sanghrajka

Yes. So if you look at client contribution, I think that those changes are very marginal. There is not too much to read in that because there are always certain projects that ramp up, ramp down. So that is what it is. It is not anything to note there. In terms of margin tailwinds and headwinds, if you look at as we get into the second part of the year, which is seasonally softer part of the year, we have lower working days, furloughs, etc., which will come as a headwind.

We also have Project Maximus and multiple tracks of Project Maximus that will continue delivering. There is pricing, which is a track there. There is lean and automation, which continues to deliver value there. There are large portfolio, large programs that we are running. We continue optimizing them. So there are multiple tracks that we run there, which will become a tailwind in a way. The freshers that we have hired once they start getting on-boarded on the projects, the pyramid starts giving benefit as well. So I think all of those will become a tailwind.

Beena Parmar

In terms of the acquisitions, how much has it contributed? And how much will it contribute in terms of the guidance that you have given?

Jayesh Sanghrajka

So this quarter, it is only 20 bps out of the 2.2% because 2 months we already had last quarter, 2 months baked in already. So that is already baked in, in the guidance. There is nothing additional that is newly baking in the guidance. The project Versent that we talked about, the JV in Australia that will only get baked in as and when we close it.

Beena Parmar

In the guidance also, you expect it to be around 20 bps in the Q3 and Q4?

Jayesh Sanghrajka

No. That is already in the run rate. There is nothing additional that we are baking in from that perspective.

Beena Parmar

One last thing. In terms of the AI talk that is going on, your larger rival has kind of announced their AI -- sorry, your immediate smaller rival has announced AI contribution to the revenue. Could you tell us if you would be looking at anything of this sort this year in the next quarter or fourth quarter? And when do you see that happening, if at all?

Salil Parekh

So there, our focus has been to mainly share what we are doing on AI externally, and that is what we are doing. We, of course, track all of that internally and as the right time comes, we will start to share that externally.

Rishi Basu

The next question is from Jas Bardia from Mint.

Jas Bardia

Good evening. Just a couple of questions. As per your AI strategy, would you continue with the current asset-light model of embedding AI in your software services or are you looking at entering the AI infrastructure play and probably deploying huge amounts of capital? Second question, as part of the legacy modernization deals, are you seeing more business on a net-net basis because of AI tools being used to modernize those applications?

Salil Parekh

So on the modernization first, I think, in fact, modernization is a huge opportunity because of AI. So what is happening with modernization is, in the past, without the AI tools, you could do modernization, but clients needed a longer time horizon. With some of the AI tools, the time horizon becomes less and as a consequence, the ROI for the client on that program is much better.

So what we anticipate now is, as the AI tools mature, we will see more and more of them being deployed on the modernization programs. On the first part, I think we are comfortable with the strategy that we have today.

Rishi Basu

The next question is from Veena Mani from The Times of India.

Veena Mani

Good evening, gentlemen. I want to understand in the backdrop of the H-1B issue. So for the last few years itself, Infosys has been strengthening its nearshore centers. If you could give me a sense on how it has grown? And at this point in time, how many of your employees are based in nearshore locations? And what is your nearshore strategy going to be given that now the U.S. has made H-1B norms a lot more stricter now?

Also, you talked about the mega deal, if you could give us a sense of which sector it is and what is the AI element embedded in it? And on the fresher hiring, you mentioned 12,000. Out of them, what proportion of the freshers are premium talent in the sense that they are already skilled in something and not just vanilla talent?

Salil Parekh

So on the mega deal first, I think there, we have already announced it. It is with U.K. NHS. That is the one you are referring to. We made the announcement just after the close of the quarter. It is a complete transformation of what they are doing. We are supporting it with many new technologies, and AI is very much part of it. It is a huge program in the way that they have trusted us to deliver it.

And we work with many different partners to make sure that all of this is delivered effectively for them, but it is just the start. As we go through it, more of that will become public. On the nearshore, so nearshore has been a huge success for us. Many years ago, we started the approach within our strategy of localization in each of our geographies, in Europe, in Australia, in U.S. and that has really matured a lot.

So part of that is we are hiring local people in each of the geography. And part of that is we are building the nearshore centers, whether those are in the U.S. and around the U.S. like Canada or Mexico or other places in Latin America or in Europe and so on. So that part has really gone extremely well, and we feel quite confident that, that will scale even further with all the changes there.

Jayesh Sanghrajka

Yes. So on the freshers, we do not really split out how many of them are higher skills and how many of them are the regular skills, but every fresher will go through the certain trainings depending on the requirement and depending on the skill set. So we will execute on that.

Rishi Basu

Thank you, Veena. The next question is from Rukmini Rao from Fortune India.

Rukmini Rao

Salil, at the Board level, I wanted to understand, in extreme uncertain conditions where you do not know what is going to happen tomorrow, for leaders, what kind of drawing is happening at the boardroom table on how to deal with it? And also, is there some sort of additions to your contingency plans?

The other one was, you have also disclosed the DOJ investigation happening on H-1B and you are also internally investigating, some sense of clarity on what is happening, the kind of inquiry that you are doing within the company? And also on the AI piece, with the partnerships that all of you are all doing with hyperscalers, looking at what happened with Deloitte, in terms of these partnerships, right and given that these technologies are still so newer. Is what sort of indemnity comes in these contracts where if something goes wrong with, let us say, any of the hyperscaler platforms that you are working on? I mean, is the entire risk on you or do they also take up any risk, because if things go wrong, it can be huge monetary risk that can be posed to any of the players? Thank you.

Salil Parekh

So on the first one, I think we are fortunate with our Board to have people, of course, with Nandan there, who are really very experienced in looking at global situations and looking at things over the years. So the Board is quite well prepared. The type of environment is different. But equally, the Board is well prepared to understand and work with what those uncertainties are. The Board looks at different ways and scenarios of what could play out, not from a quarterly business perspective, but much more from how we should look at overall.

We, of course, have a risk committee that works extremely well. And in that, many of these different scenarios are looked at carefully and evaluated on a regular basis, but with a lot of attention, as I said with someone like Nandan being on the Board and many of the other Board members that we have.

On the partnerships, so there is a lot of new things happening in AI and the questions that you ask on liabilities and so on are still not fully clarified from a legal perspective. So we have been quite clear and careful in making sure that we can take on the responsibility for what we have control for. Beyond that, it is difficult to say. Whether it is in a discussion with the client or with the partner, that is the sort of guideline that we use. And on the investigation, we have no comments at this stage.

Rishi Basu

Thank you Rukmini. The next question is from Sanjana from the Hindu BusinessLine.

Sanjana B

Good evening, gentlemen. So just wanted to understand, you have made quite a few acquisitions in this calendar year alone. Some commentary on the kind of inorganic moves you are examining and contributions from such moves to the overall growth? And also, some of your peers as well as you who announced a mega deal in the public sector, some of your peers are also announcing a lot of deals.

Do you think that you will be examining this particular sector more closely across your geographies? And also pertaining to the recent buyback announcement, if you could elaborate on the contours of the announcement. How was the size and the pricing got determined and also some commentary on the outlook for H2 FY'26? Thank you.

Salil Parekh

Okay. Let me start with those. I think on the public sector first, we have always had a good attention to it. Now we are even more focused on it in different markets. We have done pretty well in the public sector in the Australian market. We have a pretty decent small business in the U.S. market. With this, we start to expand more in the U.K. market. So we absolutely have a focus on it. We also find public sector is opening up to this sort of change and the sort of capabilities that we bring that they have much more interest to.

Of course, in India itself, we do, I think, quite incredible work with the Income Tax, with the GSTN and so on. So we have pretty good experience in that, which we can leverage now globally.

The inorganic, I think our focus is very much on making sure that we have a business that is growing well organically and then we have a strategic view on what we should look at in terms of acquisitions.

So acquisitions are not the main driver in that sense of our growth, but where we see something that can add to our capability either in an industry or in a skill area like a service line or in a geography where we want to expand. Those are the ones that we have done, whether it was energy and consulting, whether it was cybersecurity, whether this one, which is focused on digital and AI and cloud. So those are the types of areas we are focused on and we will continue in that sort of a scale where the primary, of course, is we want to work in the organic sense with our clients.

Sanjana B

The buyback?

Salil Parekh

The buyback, yes, let me just start and you can add. So the primary approach, we have a capital return policy and that guides all of our decision-making on that. So in that, we have a policy where we return 85% of our free cash flow over a 5-year period. And then we have in that each year, our regular dividend and then we have other ways of returning. So that is the guideline. And then Jayesh, you can add more.

Jayesh Sanghrajka

Yes. So within that guideline, if you look at we are in the second year right now. Last year, we had a very strong cash flow on the back of tax refunds that we got. So we had a headroom in terms of returning additional capital back to the shareholders. And as part of that, we looked at various options and one of that was buyback, which is what we are executing. The amount is INR 18,000 crores at INR 1,800 which we will be executing. At this point in time, we are awaiting shareholder approval. The postal ballot is already out.

Ritu Singh

Salil, Ritu again from CNBC. Since we have not got a very clear response in terms of your outlook for what happens with these H-1B visas. I mean, very simply to just answer the question, do you think it is viable to continue sending your employees on these visas? Are you going to participate in the next cycle or is there going to be a significant pullback even in this minority number that you currently have?

Salil Parekh

So there, what I shared earlier, what we have today in the U.S., we have the majority of our people who are not requiring any Infosys immigration support. What we will do in the future will be guided by how we work with our clients, how we scale up, what we have been doing there in terms of the discussion we had on nearshore, in the local hiring, the localization that we have been working on. So that is the approach that we will take. And we have been working with our clients over the last few weeks to make sure that the service delivery continuity, business continuity remains current.

Ritu Singh

Are you as a company, is it viable to pay that large sum of money to send your employees to the U.S. anymore?

Salil Parekh

On the H-1B visa, the response that I have is what I have shared earlier and that is what we can share.

Rukmini Rao

You have incorporated a subsidiary in Egypt, is that anything got to do with North Africa market or just broadly wanted to understand why that? And also, Jayesh, the subcontracting cost has gone up. So is that very niche? Is that AI skill sort of guys that you have added to this, just to understand?

Jayesh Sanghrajka

So the Egypt subsidiary is a particular requirement for a particular project. That is where we had to set up an entity because the client is based in Egypt and we had to send some people and that is how we expand across the globe. So that is where it is. Subcontractor cost keeps going up and down depending on the requirement, how we see the demand environment and how we have the talent that we fulfill. Part of that could be new age skills like AI skills, etc. Part of that could be the regular demand that we need to meet depending on the project and the location requirements.

Veena Mani

Hi. Your fact sheet, yes, your voluntary attrition has marginally dropped from the previous quarter. But if you look at it from the previous year, it has increased. In this sort of a market, what is leading to this increase in the voluntary attrition? That is number one. The other thing is about your Hubli campus. You have been giving your employees SOPs to cash incentives to move to the Hubli campus. But have you directly recruited there? From what I hear is that Infosys is not directly hiring at the Hubli campus and is going to wait until the next year to get people locally into that campus. If you could tell me a little bit about that?

Jayesh Sanghrajka

Yes. So in terms of the campus movement, you always need to have certain senior people move to those campus so that you start meeting the demand requirement. And that is how you incentivize people to move to certain campuses and then you start building the team below that. So that is where we have made incentives to certain employees to move to those campuses. There is nothing beyond that. And we have and we will continue hiring locally in the Hubli as well.

Veena Mani

Not yet hiring locally?

Jayesh Sanghrajka

We have. We have hired few people in Hubli.

Veena Mani

At what seniority?

Jayesh Sanghrajka

We do not give out numbers by campus.

Ritu Singh

And also January and April?

Jayesh Sanghrajka

So yes, we just did it in January and April. We will decide soon. It is generally an annual cycle. So we will look at it in future. We have not decided anything for this year at this point.

Rishi Basu

Thank you. With that, we come to the end of this Q&A session and the press conference. We thank our friends from media. Thank you, Salil, and thank you, Jayesh.

Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you and please join us for some high tea outside.